Dear Shareholder,	August 26, 2009
     You are cordially invited to attend an Annual General Meeting of Shareholders of Elron Electronic Industries Ltd. (the “Company” or “Elron” “) to be held at 10:30 a.m., Israel time, on September 24, 2009, at the Company’s offices at 3 Azrieli Center, the Triangular Tower, 42nd Floor, Tel-Aviv, Israel. At this meeting you will be asked to:
(1)	elect nine (9) directors to the Board of Directors of the Company;
(2)	approve the sale of the Company’s holding in NetVision Ltd. to Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd. for an aggregate purchase price of approximately NIS 228.7 million;
(3)	approve payment of a special bonus in the amount of NIS 950,000 to the Chairman of the Board of Directors, Mr. Arie Mientkavich;
(4)	approve the renewal of the existing Consulting Agreement between the Company and Prof. Gabi Barbash, a director of the Company;
(5)	appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and
(6)	receive and consider the Financial Statements of the Company for the fiscal year ended December 31, 2008.
          For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote “FOR” the resolutions specified on the enclosed form of proxy.
          We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, so that the proxy is received at the Company’s offices no later than forty-eight hours before the meeting.
Thank you for your cooperation.
Very truly yours,

/s/ ARIE MIENTKAVICH	/s/ ZVI SLOVIN	/s/ ARI BRONSHTEIN
ARIE MIENTKAVICH	ZVI SLOVIN	ARI BRONSHTEIN
Chairman of the Board	Co- Chief Executive Officer	Co- Chief Executive Officer

Tel Aviv, Israel
August 26, 2009

ELRON ELECTRONIC INDUSTRIES LTD. NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
PROXY STATEMENT
BENEFICIAL OWNERSHIP OF SECURITIES

ELRON ELECTRONIC INDUSTRIES LTD.
NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
     Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Elron Electronic Industries Ltd. (the “Company”) will be held at 10:30 a.m., Israel time, on September 24, 2009, at the Company’s offices at 3 Azrieli Center, the Triangular Tower, 42nd Floor, Tel-Aviv, Israel.
In the Meeting the shareholders will be asked to:
(1)	elect nine (9) directors to the Board of Directors of the Company;
(2)	approve the sale of the Company’s holding in NetVision Ltd. to Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd for an aggregate purchase price of approximately NIS 228.7 million;
(3)	approve payment of a special bonus in the amount of NIS 950,000 to the Chairman of the Board of Directors, Mr. Arie Mientkavich;
(4)	approve the renewal of the existing Consulting Agreement between the Company and Prof. Gabi Barbash, a director of the Company;
(5)	appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and
(6)	receive and consider the Financial Statements of the Company for the fiscal year ended December 31, 2008.
     Shareholders of record at the close of business on August 25, 2009 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.
     Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. To be valid at the Meeting, the proxy must be properly executed and received by the Company at its office by 10:30 a.m., Israel time, on September 22, 2009. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through this enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certification of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through any member of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be obtained from the member of the Tel Aviv Stock Exchange holding the shares for the shareholder, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.
     Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company’s offices at the address above. The last date for issuance of such Position Notices to the Company is September 6, 2009.
     Joint holders of shares should take note that, pursuant to Article 56 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.
     By Order of the Board of Directors,

/s/ ARIE MIENTKAVICH	/s/ ZVI SLOVIN	/s/ ARI BRONSHTEIN
ARIE MIENTKAVICH	ZVI SLOVIN	ARI BRONSHTEIN
Chairman of the Board	Co- Chief Executive Officer	Co- Chief Executive Officer

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ELRON ELECTRONIC INDUSTRIES LTD.
3 Azrieli Center
The Triangular Tower, 42nd Floor
Tel-Aviv, Israel
PROXY STATEMENT
          This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value per share (the “Ordinary Shares”), of Elron Electronic Industries Ltd. (the “Company” or “Elron”) in connection with the solicitation by the Board of Directors of the Company (the “Board”) of proxies for use at an Annual General Meeting of Shareholders (the “Meeting”) to be held on September 24, 2009, at 10:30 a.m., Israel time, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders.
     It is proposed that at the Meeting, the Shareholders approve the following resolutions: (i) elect nine (9) directors to the Board of Directors of the Company; (ii) approve the sale of the Company’s holding in NetVision Ltd. to Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd. for an aggregate purchase price of approximately NIS 228.7 million; (iii) approve payment of a special bonus in the amount of NIS 950,000 to the Chairman of the Board of Directors, Mr. Arie Mientkavich; (iv) approve the renewal of the existing Consulting Agreement between the Company and Prof. Gabi Barbash, a director of the Company; (v) appoint Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as the Company’s auditors until the next annual general meeting of the Company and to authorize the Audit Committee and the Board of Directors to determine the audit fees; and (vi) receive and consider the Financial Statements of the Company for the fiscal year ended December 31, 2008.
     The Company is unaware at this time of any other matters that will come before the Meeting.
     A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by delivering to the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least forty-eight hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.
          Proxies for use at the Meeting are being solicited by the Board. Only shareholders of record at the close of business on August 25, 2009 will be entitled to notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about August 28, 2009 and

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will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.
          On August 19, 2009, the Company had issued and outstanding 29,650,017 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding in the aggregate one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.
BENEFICIAL OWNERSHIP OF SECURITIES
     The following table sets forth, as of August 19, 2009, unless otherwise specified, the number of Ordinary Shares beneficially owned by all shareholders known to us to beneficially own more than 5% of our Ordinary Shares.

	Number of	Percent of
	Ordinary	Ordinary
Name and Address	Shares	Shares
Discount Investment Corporation Ltd. (1) Tel Aviv, Israel	14,442,111	48.71%

Clal Insurance Enterprises Holdings Ltd. (2) Tel Aviv, Israel*	11,079	0.04%

All Officers and Directors as a group (3)	92,500	0.3%

*	The above table does not include 202,436 shares held for members of the public through, among others, provident funds, mutual funds, pension funds, exchange traded funds and insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., an entity controlled by IDBD.

(1)	IDB Holding Corporation Ltd. (“IDBH”) is the parent of IDB Development Corporation Ltd. (“IDBD”), which, in turn, is the parent of Discount Investment Corporation Ltd. (“DIC”) and Clal Insurance Enterprises Holdings Ltd. (“Clal Insurance”). IDBH, DIC and Clal Insurance are public companies whose ordinary shares are traded on the TEl Aviv Stock Exchange.

As of August 19, 2009, IDBH was controlled as follows: (i) Ganden Holdings Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, held, directly and through a wholly-owned subsidiary, approximately

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55.26% of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, held approximately 4.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat, held, directly and through a wholly-owned subsidiary, approximately 13.43% of the outstanding shares of IDBH; and (iv) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Ruth Manor, held, directly and through a majority-owned subsidiary, approximately 13.42% of the outstanding shares of IDBH.

Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders’ agreement with respect to shares of IDBH held directly by such subsidiaries, and constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH, for the purpose of maintaining and exercising control of IDBH as a group. Their additional holdings in IDBH are not subject to the shareholders’ agreement. The term of the shareholders’ agreement expires in May 2023.

Based on the foregoing, IDBD, IDBH (by reason of its control of IDBD, and by reason of IDBD’s control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with DIC the power to vote and dispose of Elron’s Ordinary Shares held by DIC. All these entities and persons disclaim beneficial ownership of the Ordinary Shares held by DIC.

Most of the foregoing holdings in IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance the purchase of shares of IDBH. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell such holdings.

Nochi Dankner is the Chairman of IDBH, IDBD and DIC and a director of Clal Insurance. Zehava Dankner (the mother of Nochi Dankner and Shelly Bergman) is a director of IDBH, IDBD and DIC. Rona Dankner (a daughter of Nochi Dankner) is a director of Elron. Zvi Livnat (a son of Avraham Livnat) is a director of IDBH, IDBD and DIC. Shay Livnat (a son of Avraham Livnat) is a director of IDBD, Clal Insurance and Elron. Isaac Manor (the husband of Ruth Manor) is a director of IDBH, IDBD, DIC and Clal Insurance and Dori Manor (a son of Isaac and Ruth Manor) is a director of IDBH, IDBD, DIC and Elron.

DIC’s address is 3 Azrieli Center, the Triangular Tower, 44th floor, Tel Aviv 67023, Israel.

(2)	Clal Insurance is majority owned by IDBD, the parent company of DIC, which in turn is our significant shareholder. As of August 19, 2009, the other major shareholder of Clal Insurance was Bank Hapoalim B.M., which held approximately 9.95% of Clal Insurance’s outstanding shares. None of the remaining shareholders of Clal Insurance held more than 5% of its outstanding shares.

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Clal Insurance’s address is 48 Menachem Begin Rd., Tel Aviv 66184, Israel.

(3)	Ordinary Shares underlying options that are currently exercisable or that will become exercisable within 60 days of August 19, 2009. This amount does not include any Ordinary Shares that may be deemed to be beneficially owned by directors by virtue of their affiliation with DIC.
ITEM I-ELECTION OF DIRECTORS
          The Board of Directors has nominated the nine (9) individuals named below to be elected as directors, all of whom currently serve as directors of the Company. The directors nominated in this Proxy Statement, together with two external directors (as defined by the Israeli Companies Law, 1999 (“Companies Law”), Mr. Yaacov Goldman (whose third term expires in 2012) and Mr. Gad Arbel (whose initial term expires in October 2011), shall constitute the entire Board of Directors.
          Duly executed proxies (other than those directing the proxy holders not to vote for all or certain of the listed nominees) will be voted for the election of each of the nine (9) nominees, to hold office until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Companies Law.
          If any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their judgment. The Company is unaware of any reason why any of the nominees, if elected, should not be able to serve as a director.
          The nominees, the years in which they first became directors and their ages are set forth below:

Name	Year Became Director	Age

Arie Mientkavich	2007	66
Avraham Asheri	1999	71
Prof. Gabi Barbash	2003	59
Rona Dankner	2008	26
Ami Erel	1999	62
Avraham Fischer	2003	52
Shay Livnat	2005	50
Dori Manor	2003	42
Arie Ovadia	2007	60
     Arie Mientkavich joined Elron as Chairman of the Board of Directors in January 2007. He has served as deputy chairman of the board of IDBH since May 2006 and as

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chairman of the board of Clal Tourism Ltd. since January 2007. He has also served as the deputy chairman of the board of Gazit Globe Ltd. and chairman of the board of Gazit Globe Israel (Development) Ltd. since July 2006. From November 1997 to January 2006, Mr. Mientkavich served as chairman of the board of Israel Discount Bank Ltd. and its major subsidiaries including Israel Discount Bank of New York and Mercantile Discount Bank. From 1987 to 1997, he served as active chairman of the board of the Israel Securities Authority, the Israeli equivalent of the U.S. Securities and Exchange Commission (“SEC”). From 1979 to 1987, Mr. Mientkavich served as general counsel to the Israeli Ministry of Finance. During the years 1972 through 1979, he served in a number of positions in the Israeli Ministry of Finance. Mr. Mientkavich was also a member of the board of the Israel Land Administration and of El Al Israel Airlines. Mr. Mientkavich is chairman of the board of trustees of the Academy of the Quality of Government Movement (the “Movement”) in Israel, and was honored with the award of Knight of Quality Government in 1995 by the Movement. He is also chairman of the Public Council of Yad Sarah, a voluntary organization in the field of humanitarian support of public health. In addition, Mr. Mientkavich serves as chairman of the Public Committee, in conjunction with the Yad VeShem Holocaust Center, for the documentation of the contribution of the Holocaust Survivors to the Establishment of the State of Israel and has been active in the organization of the annual March of the Living to the concentration camps. Mr. Mientkavich holds degrees in Political Science and in Law from The Hebrew University of Jerusalem, and was admitted to the Israeli Bar in 1972.
     Avraham Asheri joined Elron as a director in December 1999. He serves as the Chairman of our Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Radware Ltd., Elbit Systems Ltd., Koor Industries Ltd. and Mikronet Ltd. Mr. Asheri was the president and chief executive officer of Israel Discount Bank Ltd. from November 1991 until July 1998. Prior to joining Israel Discount Bank Ltd. in 1983 as senior executive vice president and as a member of its management committee, Mr. Asheri held the position of director general of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including managing director of the Investment Center in Israel and Trade Commissioner of Israel to the United States. Mr. Asheri holds a Bachelors degree in Economics and Political Science from The Hebrew University of Jerusalem.
     Prof. Gabi Barbash joined Elron as a director in May 2003. Since 1999, Prof. Barbash has been director general of the Tel-Aviv Sourasky Medical Center, and between 2000 and 2003, he served as chairman of the board of directors of Teuza Venture Capital Fund. Between 1998 and 2000, Prof. Barbash was the chairman of the Israeli National Transplant Center. Between 1996 and 1999, Prof. Barbash served as the director general of the Israeli Ministry of Health. From 1995 to 1998, Prof. Barbash was a member of the Scientific Committee of the Interdisciplinary Center for Technological Analysis and Forecasting at Tel Aviv University. Prof. Barbash was the director general of the Sourasky Medical Center from 1993 and 1996. In addition, from 1986 to 1993, Prof. Barbash was the deputy director of the Sheba Medical Center and from 1990 to 1993, he

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was director of the Rehabilitation Hospital of the Sheba Medical Center. Prof. Barbash holds an M.D. degree from The Hebrew University of Jerusalem, Hadassah Medical School and a Masters degree in Public Health from Harvard University.
     Rona Dankner joined Elron as a director in October 2008. Ms. Dankner serves as Portfolio Companies Liaison at DIC, a role which entails direct involvement in the activities of DIC’s portfolio companies and collaboration with senior management in ongoing strategic, marketing and financial activities and projects. In this capacity, Ms. Dankner collaborates with management at Koor Industries Ltd. in monitoring portfolio companies and investment opportunities, and serves as a director of Property & Building Corporation Ltd. Ms. Dankner has a B.A. in Business Administration from the Interdisciplinary Center in Herzeliya, Israel.
     Ami Erel served as the Chairman of our Board of Directors from November 1999 through January 2007 and continues to serve as a director of Elron. He also served as our Chief Executive Officer from November 1999 to December 2001. Mr. Erel has served as President and Chief Executive Officer of DIC since June 1, 2001 and from March 2007 through December 2007, he also served as Chief Executive Officer of NetVision Ltd. Currently, Mr. Erel is Chairman of the board of directors of Cellcom Israel Ltd., NetVision Ltd. and Koor Industries Ltd., and serves as a director of Property & Building Corporation Ltd., Shufersal Ltd. and Makheshim Agan Industries Ltd. In addition, Mr. Erel serves as the Chairman or a member of the boards of directors of various other subsidiaries and affiliates of DIC and Elron. From January 2005 through January 2009, Mr. Erel served as Chairman of the executive committee of the Manufacturers Association of Israel. Mr. Erel holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology.
     Avraham Fischer joined Elron as a director in August 2003. He is an Executive Vice President of IDBH, the deputy Chairman of IDBD, Co-Chief Executive Officer of Clal Industries and Investments Ltd. (“CII”) and Chairman of Clal Biotechnology Industries Ltd. In addition, he is a partner of Fischer, Behar, Chen & Co., a leading Israeli law firm. Mr. Fischer is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism, and is the co-founder and vice chairman of Ganden Holdings Ltd., which is the principal shareholder of IDBH. He serves as a director of CII, IDBH, DIC, Hadera Paper Ltd., Vyyo Inc. and several other companies. Mr. Fischer is a co-chairman of “Matan — Your Way to Give,” a non-profit organization. Mr. Fischer holds an LL.B. degree from the Tel Aviv University and is a member of the Israeli bar association.
     Shay Livnat joined Elron as a director in June 2005 and is the founder, President & CEO of Zoe Holdings Ltd. Mr. Livnat is also the founder and director of UPS Israel and UTI (Isuzu) Israel and serves as director and Vice President of Taavura Holding Ltd. Currently Mr. Livnat serves as a director of various private and public companies including IDBD, CII, Clal Insurance and Cellcom Israel Ltd. Mr. Livnat serves as a board member at the University of Haifa and the Tel-Aviv Jaffa College. Between 1988 and 1998, Mr. Livnat was the managing director of Tashtit Ltd. (DAF, Liebherr) and vice

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president of the Taavura Group. Mr. Livnat holds a B.Sc. in Electrical Engineering from Fairleigh Dickinson University.
     Dori Manor joined Elron as a director in August 2003. He has served as Chief Executive Officer of David Lubinski Ltd., a group of automotive companies, since 2000, and was the Vice President from 1997 until 2000 and Assistant Director from 1994 until 1996. During 1994 and 1995, he served as a director of Morasco Ltd. During 1992 and 1993, he was engaged as an industrial engineering consultant for Factory Design Ltd. Mr. Manor serves as a director of IDBH, IDBD, DIC and CII. Mr. Manor holds an MBA degree from the European Institute of Business Administration (INSEAD) in Fontainebleau, France, and a Bachelor of Science degree in Industrial Engineering from Tel Aviv University.
     Prof. Arie Ovadia joined Elron as a director in March 2007. Prof. Ovadia has, during the last five years, served as chairman of The Phoenix Holdings Ltd., acted as an advisor to corporations and served as a member of the Israel Accounting Standards Board. He is a director of Straus Elite Ltd., Israeli Discount Bank Ltd., Israel Petrochemical Ltd., Tadiran Communications Ltd., Mehedrin Ltd., Carmel Olefins Ltd., Giron Ltd., Scaelix Corporation Ltd. and Destiny Investments Ltd. and Managing Director of Shamrock Israel Growth Fund Advisors Ltd. He holds a Ph.D. in Economics from the University of Pennsylvania, Wharton School.
     It is proposed that at the Annual Meeting, the following Resolution be adopted:
     “RESOLVED, that the nine (9) nominees proposed in the Proxy Statement, dated August 26, 2009, as directors be, and each of them hereby is, elected to hold office until the next annual meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Companies Law.”
     The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the adoption of this proposed Resolution.
     The Board of Directors recommends a vote FOR all the nominees to the Board of Directors.
ITEM 2 — APPROVAL OF SALE OF THE COMPANY’S HOLDING IN NETVISION LTD. TO DISCOUNT INVESTMENT CORPORATION LTD. AND CLAL INDUSTRIES AND INVESTMENTS LTD. FOR AN AGGREGATE PURCHASE PRICE OF APPROXIMATELY NIS 228.7 MILLION
     Following approval of the Audit Committee and the Board of Directors on August 17 and 19, 2009, respectively, on August 19, 2009, the Company entered into a definitive agreement (the “Agreement”) with Discount Investment Corporation Ltd. (“DIC”) and

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Clal Industries and Investments Ltd. (“CII”), according to which DIC and CII agreed to acquire from Elron in the aggregate 4,611,685 ordinary shares of NetVision Ltd. (“NetVision”), held by it (the “Shares”) at a price per share of NIS 49.6 (currently equal to approximately $12.94) and for an aggregate consideration of approximately NIS 228.7 million (currently equal to approximately $59.7 million), such that DIC will purchase from Elron 2,588,438 ordinary shares of NetVision in consideration for approximately NIS 128.4 million (currently equal to approximately $33.5million), and CII will purchase from Elron 2,023,247 ordinary shares of NetVision in consideration for approximately NIS 100.3 million (currently equal to approximately $26.2 million) (the “Transaction”). Such aggregate consideration (the “Purchase Price”) takes into account the cash dividend recently announced by NetVision, of which Elron’s share amounts to approximately NIS 4.0 million (currently equal to approximately $1.0 million). The Purchase Price may be reduced by the amount of any distribution by NetVision, if announced after the date of the Agreement, having a record date prior to the completion of the Transaction. The Shares currently constitute approximately 15% of NetVision’s outstanding ordinary shares. A copy of the Agreement is attached as Exhibit “A” hereto.
All figures in U.S. Dollars stated above and below in this Item 2 have been translated for convenience purposes at the representative rate of exchange prevailing at August 19, 2009 according to which $1.00 equaled NIS 3.832.
     NetVision is a provider of communication services in Israel. Netvision’s ordinary shares are traded on the Tel—Aviv Stock Exchnge (TASE: NTSN). For more information regarding NetVision, the shareholders are referred to the Company’s annual report on Form 20-F for 2008 which also includes NetVision’s financial statements for 2008. The Company’s Form 20-F is available on the SEC’s website at www.sec.gov.
     DIC and CII are both majority owned subsidiaries of IDBD. DIC and CII currently hold approximately 31% and 24%, respectively, of NetVision’s outstanding ordinary shares. DIC, CII and Elron are all parties to a shareholders agreement with respect to their respective holdings in NetVision pursuant to which, among others, any proposed sale of shares of NetVision by any party thereto is subject to other parties’ right of first refusal on the terms set forth in the shareholders agreement. The shareholders agreement will automatically terminate with respect to Elron upon completion of the Transaction.
     The Shares are being sold “as is” without any reliance on any representations of Elron other than customary representations pertaining to title to the Shares and authority and power to conclude the Transaction.
     Under the Agreement, the completion of the Transaction will occur within three (3) days of the fulfillment of all closing conditions. The completion of the Transaction is subject to meeting conditions precedent of obtaining, not later than by November 19, 2009, shareholder approval of each of Elron, DIC and CII and any consent to the Transaction required in connection with NetVision’s or its subsidiaries’ communication licenses (including from the Israeli Ministry of Communications). DIC and CII have each

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convened shareholders meeting to take place on September 24, 2009. If one or more of these conditions precedent is not met with respect to either DIC or CII, but all such conditions precedent are met with respect to the other parties, then Elron and the other purchaser shall complete the part of the Transaction allocated to such purchaser, and in addition such purchaser shall be entitled, but not obligated, to purchase on the terms of the Agreement also all (but not less than all) of the Shares allocated to the purchaser with respect to whom such condition precedent was not met.
     The Purchase Price was determined by negotiation between the parties based on a valuation by an independent appraiser, Kesselman Finance PricewaterhouseCoopers Ltd (“PWC Israel”), jointly appointed by Elron, DIC and CII. According to PWC Israel’s valuation report, the value of Elron’s shareholdings in NetVision has been valued between approximately NIS 244.3 million (currently equal to approximately $63.8 million) and approximately NIS 221.0 million (currently equal to approximately $57.7 million), reflecting a value per NetVision share of between approximately NIS 53.0 (currently equal to approximately $13.83) and approximately NIS 47.9 (currently equal to approximately $12.50).
     On the basis of the valuation, the parties have agreed that DIC and CII will acquire Elron’s shareholdings in NetVision at a price per share of NIS 49.60 and for an aggregate consideration of approximately NIS 228.7 million which is equal to the average value of the range under the valuation less Elron’s share of the cash dividend recently announced by NetVision. A brief summary of the valuation is attached as Exhibit “B” hereto. Elron, DIC and CII have undertaken to indemnify PWC Israel to the extent and upon the terms set forth in the engagement letter executed between the parties and PWC Israel. PWC Israel has consented to the inclusion of the attached summary of its valuation and the reference thereto in this Proxy Statement.
     The Purchase Price is also based on a fairness opinion of an independent expert, Deloitte Economic Consulting Services (1986) Ltd. (“Deloitte”), which was retained by Elron for such purpose, according to which Deloitte concluded that the Purchase Price is fair and reasonable, from a financial point of view, to Elron’s public shareholders. The fairness opinion is attached as Exhibit “C” hereto. Elron has undertaken to indemnify Deloitte to the extent and upon the terms set forth in the engagement letter executed between Elron and Deloitte. Deloitte has consented to the inclusion of the attached fairness opinion and the reference thereto in this Proxy Statement.
     The highest per share closing price of NetVision’s ordinary share in the Tel Aviv Stock Exchange in the period of twelve months ended August 19, 2009 (on which the Transaction was approved by Elron’s Board of Directors), was NIS 40.22 (currently equal to approximately $10.49).
     On August 19, 2009, the per share closing price of NetVision’s ordinary shares in the Tel Aviv Stock Exchange was NIS 37.34 (currently equal to approximately $9.74).

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     If the Transaction is completed, Elron expects to record a gain currently estimated at up to approximately $30 million. This estimated gain is based on NetVision’s shareholders equity as of June 30, 2009 and the current U.S. Dollar/New Israeli Shekel exchange rate, and it is subject to the effects of changes in NetVision’s shareholders equity and the U.S. Dollar/New Israeli Shekel exchange rate until the completion of the Transaction.
     In reaching their conclusion that the Agreement is advisable, fair to, and in the best interests of Elron and its shareholders, the Audit Committee and Board of Directors of Elron considered that the sale of the Shares would significantly strenghthen Elron’s financial position, and that the price is fair and reasonable based on a valuation of an independent appraiser jointly appointed by the parties and is further supported by a fairness opinion of an independent expert engaged by Elron.
     Messrs. Arie Mientkavich, Rona Dankner, Ami Erel, Avraham Fischer, Shay Livnat and Dori Manor did not participate in the discussion or vote at the meetings of the Audit Committee and the Board of Directors regarding this matter, due to their deemed personal interest therein.
     It is proposed that at the Annual Meeting, the following Resolution be adopted:
     “RESOLVED, that the sale of the Company’s shares in NetVision Ltd. to Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd. at a price per share of NIS 49.6 and for an aggregate purchase price of approximately NIS 228.7 million, as described in the Company’s Proxy Statement, dated August 26, 2009, be, and hereby is, approved.”
     The affirmative vote of shareholders represented at the Annual Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the adoption of this proposed Resolution. Since the proposed sale of Elron’s shareholdings in NetVision may be deemed to be an extraordinary transaction (as defined in the Companies Law) with another entity in which a “Controlling Person” in the Company has a personal interest, the adoption of this proposed Resolution will require that either: (i) the majority of Ordinary Shares voting at the Annual Meeting for the adoption of this proposed Resolution includes at least one third (1/3) of the Ordinary Shares of shareholders who do not have a personal interest in the Transaction and who are present and voting in person or by proxy, at the Annual Meeting (without taking into account abstentions); or (ii) the total number of Ordinary Shares voted against this proposed Resolution by shareholders without a personal interest in the Transaction does not exceed one percent (1%) of the aggregate voting rights in the Company.
     The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.

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ITEM NO. 3 — APPROVAL OF PAYMENT OF A SPECIAL BONUS IN THE AMOUNT OF NIS 950,000 TO THE CHAIRMAN OF THE BOARD OF DIRECTORS, MR. ARIE MIENTKAVICH
     Following the approval of the Audit Committee on August 19, 2009, the Board of Directors, on August 19, 2009 approved payment of a special bonus in the amount of NIS 950,000 (currently equal to approximately $250,000) to the Chairman of the Board of Directors, Mr. Arie Mientkavich, for leading special efforts and contributing vastly to strengthening Elron’s financial position by significantly decreasing the Company’s operational expenses. Mr. Mientkavich’s activities also included heading Elron’s streamlining its involvement in its group companies and focusing its investment activity and management’s attention on the Company’s core group companies with long-term potential.
     Mr. Mientkavich did not participate in the discussion or vote at the meetings of the Audit Committee and the Board of Directors regarding this matter, due to his personal interest therein.
     The granting of any bonus to Mr. Mientkavich is at the discretion of the Board and, in accordance with the Companies Law, subject to the approval of the shareholders.
     It is proposed that at the Meeting, the following Resolution be adopted:
     “RESOLVED, that payment of a special bonus in the amount of NIS 950,000 to the Chairman of the Board of Directors of the Company, Mr. Arie Mientkavich, as described in the Company’s Proxy Statement, dated August 26, 2009, be, and hereby is, approved.”
     The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the adoption of the above proposed Resolution.
     The Audit Committee and the Board of Directors recommends a vote FOR approval of this proposed Resolution.
ITEM NO. 4 — APPROVAL OF RENEWAL OF EXISTING CONSULTING AGREEMENT BETWEEN THE COMPANY AND PROF. GABI BARBASH
     In December 2008, the Company’s existing consulting agreement with Prof. Gabi Barbash, a director of the Company, for providing consulting services by him to the Company came to an end. Prof. Barbash has continued to provide such services to the Company since January 1, 2009 and following the approval of the Audit Committee and the Board of Directors, the Company has renewed the existing consulting agreement with effect from January 1, 2009 until August 31, 2010, subject to approval of the shareholders. The services provided by Prof. Barbash under this agreement consist of consulting to the Company’s management in connection with its medical device group

13

companies. In consideration for these services, Prof. Barbash will be compensated by the Company at the same amount as he received under his previous agreement with the Company, namely, payment of the New Israeli Shekel equivalent of $5,000 (plus Value Added Tax at the applicable rate) per month plus expenses approved in advance by the Company, in addition to and without derogating from his compensation as a director of the Company.
     Prof. Barbash did not participate in the discussion or vote at the meetings of the Audit Committee and the Board of Directors regarding this matter, due to his personal interest therein.
     It is proposed that at the Meeting, the following Resolution be adopted:
     “RESOLVED, that the renewal of the existing Consulting Agreement between the Company and Prof. Gabi Barbash on the terms described in the Company’s Proxy Statement, dated August 26, 2009, be, and hereby is, approved and ratified.”
     The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast, is necessary for approval of this proposed Resolution.
     The Audit Committee and Board of Directors recommend a vote FOR approval of this proposed Resolution.
ITEM 5 — APPROVAL OF APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER FIRM OF ERNST & YOUNG GLOBAL, AS THE COMPANY’S AUDITORS
     Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, Certified Public Accountants (Israel), has been nominated by the Audit Committee and the Board of Directors of the Company for appointment as the auditors of the Company until the next annual general meeting of the Company. Kost Forer Gabbay & Kasierer has no relationship with the Company except as auditors and as providers of tax-related services to the Company from time to time.
     It is proposed that at the Annual General Meeting, the following proposed Resolution be adopted:
     “RESOLVED, that the Company’s auditors, Kost Forer Gabbay & Kasierer, a Member Firm of Ernst & Young Global, be, and they hereby are, reappointed as auditors of the Company until the next annual general meeting of the Company and that the Audit Committee and the Board of Directors be, and hereby are, authorized to determine the audit fees of said auditors.”
     The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt this proposed Resolution.

14

          The Audit Committee and the Board of Directors recommend a vote FOR approval of this proposed Resolution.
ITEM 6-CONSIDERATlON OF THE FINANCIAL STATEMENTS
          At the Annual General Meeting, the Financial Statements of the Company for the fiscal year ended December 31, 2008 will be presented.
          The Company’s Annual Report on Form 20-F for 2008, including the Company’s Financial Statements for 2008, has been filed with the U.S. Securities and Exchange Commission and is available on the Company’s website at www.elron.com.

By Order of the Board of Directors,

/s/ ARIE MIENTKAVICH	/s/ ZVI SLOVIN	/s/ ARI BRONSHTEIN
ARIE MIENTKAVICH	ZVI SLOVIN	ARI BRONSHTEIN
Chairman of the Board	Co- Chief Executive Officer	Co- Chief Executive Officer

Tel Aviv, Israel
August 26, 2009

15

Execution Copy
Exhibit A
SHARE PURCHASE AGREEMENT
THIS AGREEMENT is entered into as of the 19 day of August 2009
BY and AMONG:
(1)	Elron Electronic Industries Ltd., (Corporate No. 52-002803-6), having its registered office at 3 Azrieli Center, The Triangular Tower, 42nd Floor, Tel Aviv 67023 Israel (the “Seller”); and

(2)	Discount Investment Corporation Ltd., (Corporate No. 52-002389-6), having its registered office at 3 Azrieli Center, The Triangular Tower, 44th Floor, Tel Aviv 67023 Israel, (“DIC”); and

(3)	Clal Industries and Investments Ltd., (Corporate No. 52-002187-4), having its registered office at 3 Azrieli Center, The Triangular Tower, 45th Floor, Tel Aviv 67023 Israel, (“CII”). Each of DIC and CII is referred to herein as a “Purchaser” and such purchasers collectively, but severally, are referred to herein as the “Purchasers”).
WHEREAS:
(A)	The Seller is the sole owner of 4,611,685 shares of par value NIS 1 each in Netvision Ltd. (the “Company”), such shares representing on the date hereof, approximately 15.24% of the issued and outstanding share capital of the Company (the “Shares”).

(B)	The Purchasers are shareholders of the Company and parties with the Seller to the Shareholders Agreement (defined below)

(C)	Upon the terms and subject to the conditions set forth herein the Seller wishes to sell the Shares to the Purchasers and the Purchasers wish to purchase the Shares from the Seller.
NOW THEREFORE, the parties hereto agree as follows:
1.	DEFINITIONS
1.1	In addition to the terms defined in the preamble and the recitals above and certain terms defined in particular clauses hereof, the following terms shall have the following meanings:

Agreement	this Share Purchase Agreement.

Business Days	any day on which banks are open for business in the State of Israel.

Governmental Authority	any government, state, political subdivision thereof, or any entity, body, regulatory or administrative authority, agency, commission, court, tribunal, arbitral body or judicial body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any quasi-governmental entity established to perform such functions.

Organizational Documents	in respect of any entity, its memorandum of association and articles of association.

Security Interests	all trusts, liens, pledges, charges, attachments, other security interests, conditional sale agreements, options, voting agreements, other rights or claims of others or encumbrances of any character whatsoever.

Seller Director	each designee of the Seller serving as a Director of the Company.

Shareholders Agreement	The Shareholders Agreement dated January 25, 2007 among the Seller, DIC, CII and a wholly owned subsidiary of CII with respect to their respective shareholdings in the Company.

Taxes	all taxes, charges, fees, duties, levies or other assessments which are imposed by any Governmental Authority, including any interest, penalties or additions attributable thereto.
1.2	Words and defined terms denoting the singular number include the plural and vice versa and the use of any gender shall be applicable to all genders.

1.3	The paragraph headings are for the sake of convenience only and shall not affect the interpretation of this Agreement.

1.4	The recitals and schedules hereto form an integral part of this Agreement.

1.5	The term “law” shall include any by-law, rule or regulation of any Governmental Authority.
2.	PURCHASE AND SALE OF THE SHARES
2.1	Agreement to Purchase and Sell.

Subject to the terms and conditions of this Agreement, at and subject to the Closing (as defined in this Section 2 below) the Seller hereby agrees to sell, transfer, assign and deliver to the Purchasers and the Purchasers hereby agree, severally and not jointly, to purchase from the Seller the number of the Shares set forth opposite each Purchaser’s name on Schedule 1 attached hereto, for a purchase price per Share of NIS 49.6, free and clear of any Security Interests.

The parties hereto agree that the Shares are purchased by each Purchaser on the basis of “as is” condition of the Company and its subsidiaries, without reliance on any representations and warranties other than the representations made by the Seller in Section 3 hereof.

2.2	Purchase Price
(a)	In consideration for the Shares sold, transferred and assigned by the Seller, each Purchaser hereby agrees to pay to the Seller and the Seller hereby agrees to receive from such Purchaser, at Closing, a cash payment in immediately available funds in a total amount set forth opposite each Purchaser’s name on Schedule 1 (the “Purchase Price”). In the event that following the date of this Agreement the Company shall declare any distribution to its shareholders with a record date for entitlement thereto being prior to the Closing Date, the Purchase Price payable by each Purchaser shall be reduced by the amount of such distribution as applicable to the number of the Shares to be purchased by such Purchaser hereunder.

(b)	Each Purchaser shall pay its respective Purchase Price to the Seller in full at Closing against the transfer by the Seller of the Shares to be sold by it to such Purchaser. The Seller shall be responsible for the payment of all Taxes applicable to it with respect to the sale of the Shares hereunder.
2.3	Closing

The purchase and sale of the Shares and the payment of the Purchase Price (the “Closing”) shall take place at the offices of the Purchaser within three (3) Business Days following the time that all conditions precedent to the Closing set forth in Section 2.4 below shall be fulfilled (such date, the “Closing Date”).

At the Closing, the following actions and occurrences will take place, all of which shall be deemed to have occurred simultaneously and no action shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered, until all actions are completed and all documents and certificates delivered.
(a)	At the Closing, the Seller will deliver, or cause to be delivered, to each Purchaser the following documents:
(i)	Seller’s signed letters of instructions to the Tel Aviv Stock Exchange member through which the Seller holds the Shares (“Seller’s Broker”) to transfer to each Purchaser’s securities account with a Tel Aviv Stock Exchange member as set forth in Schedule 1 the respective number of Shares set forth opposite such Purchaser’s name in Schedule 1, and confirmation from Seller’s Broker that such instructions were actually carried out.

(ii)	A copy of a written notice to the Company, signed by each Seller Director then serving in office, as to the resignation thereof from the Company’s Board of Directors with effect as of the Closing Date.

(iii)	Effective exemption from deduction of tax withholding applicable to the Purchase Price.

(b)	At the Closing, each Purchaser shall deliver, or cause to be delivered, to the Seller, its respective Purchase Price by wire transfer of immediately available funds to a bank account of the Seller as set forth in Schedule 1.
2.4	Conditions to Closing
(a)	Joint Condition to Closing. Each party’s obligation to consummate the purchase and sale of the Shares hereunder is subject to the fulfilment, no later than by November 19, 2009, of each of the following conditions precedent.
(i)	The transactions contemplated hereunder shall be approved by the shareholders’ meeting of each of the parties hereto as required by applicable law;

(ii)	Any consent to the transactions contemplated by this Agreement required in connection with the Company’s or its subsidiaries’ licenses (including from the Israeli Ministry of Communications) shall have been obtained, such consents to be unconditional.
(b)	Conditions to the Purchasers’ Obligation to Close. Each Purchaser’s obligation to consummate the purchase of the Shares hereunder is subject to the fulfilment, prior to or at the Closing, of each of the following conditions.
(i)	The representations and warranties of the Seller shall be true and correct in all material respects at the Closing as though made as of the Closing Date.

(ii)	The Seller shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing.
(c)	Conditions to the Seller’s Obligation to Close. The Seller’s obligation to consummate the sale of the Shares hereunder is subject to the fulfilment, prior to or at the Closing, of each of the following conditions.
(i)	The representations and warranties of each Purchaser shall be true and correct in all material respects at the Closing as though made as of the Closing Date.

(ii)	Each Purchaser shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by it prior to or at the Closing.
However, in the event that one or more of the conditions precedent set forth in Section 2.4(a) above is not fulfilled with respect to one of the Purchasers (the “Precluded Purchaser”), then the other Purchaser shall purchase, and Elron shall sell to such other Purchaser, the Shares set forth opposite such other Purchaser’s name in Schedule 1 and, in addition, such other Purchaser shall be entitled, but not obligated, to purchase from Elron at the Closing and under the terms hereof all (but not less than all) of the Shares that the Precluded Purchaser would have been entitled to purchase hereunder.

3.	REPRESENTATIONS AND WARRANTIES OF THE SELLER

Seller hereby represents and warrants to each of the Purchaser with effect as of the date hereof as follows:
3.1	Organization and Authority
(a)	The Seller has the necessary corporate power to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.

(b)	Subject to obtaining the approval of the General Meeting of the Seller’s shareholders, as required by applicable law:

(i) The execution and delivery of this Agreement by the Seller, the performance by the Seller of its obligations hereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorized and approved by all requisite corporate action on the part of the Seller.

(ii) This Agreement has been duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the other parties hereto) this Agreement constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors’ rights generally, and by equitable limitations on the availability of specific remedies and by principles of equity.
3.2	Capitalization
(a)	Recital A hereof accurately describes Seller’s entire ownership interests in the Company.

(b)	The Shares are fully paid and nonassessable and, subject to the Shareholders Agreement and the Company’s Articles of Association, are free and clear of all Security Interests.
3.3	No Conflict

Subject to the fulfilment of all the conditions set forth in Section 2.4(a), the execution, delivery and performance of this Agreement by the Seller does not and will not:
(a)	violate, conflict with or result in the breach of any provisions of the Organizational Documents of Seller;

(b)	violate, or require any approval or consent under, any material law or governmental order applicable to Seller and/or the Company ; or

(c)	materially violate, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, or cancellation of any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Seller is a party or by which it or any of the Shares are bound or affected, or result in the creation of any Security Interests on any of the Shares or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the foregoing.
4.	REPRESENTATIONS AND WARRANTIES OF EACH OF THE PURCHASERS
Each Purchaser, separately and not jointly, hereby represents and warrants to the Seller with regard to itself, with effect as of the date hereof as follows.
4.1	Organization and Authority
(a)	The Purchaser has the necessary corporate power to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby.

(b)	Subject to obtaining the approval of the General Meeting of the Purchaser’s shareholders, as required by applicable law:

(i) The execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized and approved by all requisite corporate action on the part of the Purchaser.

(ii) This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the other parties hereto) this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors’ rights generally, and by equitable limitations on the availability of specific remedies and by principles of equity.
4.2	No Conflict

Subject to the fulfilment of all the conditions set forth in Section 2.4(a), the execution, delivery and performance of this Agreement by the Purchaser does not and will not:
(a)	violate, conflict with or result in the breach of any provisions of its Organizational Documents;

(b)	violate, or require any approval or consent under, any material law or governmental order applicable to it; or

(c)	materially violate, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party or by which it is bound or affected.
5.	COVENANTS

Each of the parties to this Agreement will do all acts and things and sign and execute all documents and deeds as required on its part for the purpose of implementing the terms of this Agreement.
6.	MISCELLANEOUS
6.1	Survival.

All representations and warranties of the parties hereto contained herein shall survive as set forth under applicable law.

6.2	Parties in Interest; Assignment.

This Agreement is binding upon and is solely for the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. None of the Purchasers or the Seller may assign this Agreement without the written consent of the other parties hereto, which consent shall not be unreasonably withheld.

6.3	Communications

All notices or other communications hereunder to any party hereto shall be in writing and shall be given in person, addressed to such party in accordance with its address set forth above or to such other address as such party may designate to the other parties hereto in accordance with the aforesaid procedure. All communications delivered in person shall be deemed to have been given upon delivery.

6.4	Expenses

Each party hereto shall be responsible for its own expenses in connection with this Agreement and the consummation of the transactions contemplated herein.

6.5	Delays or Omissions; Waiver

The rights of a party hereto may be waived by such party only in writing and, specifically, the conduct of any one of the parties hereto shall not be deemed a waiver of any of its rights pursuant to this Agreement and/or a waiver or consent on its part as to any breach or failure to meet any of the terms of this Agreement or an amendment hereto. A waiver by a party hereto in respect of a breach by any other party hereto of such other party’s obligations shall not be construed as a justification or excuse for a further breach of its obligations.

No delay or omission to exercise any right, power, or remedy accruing to any party hereto upon any breach or default by any other party hereto under this Agreement shall impair any such right or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring.

6.6	Amendment

This Agreement may be amended or modified only by a written document signed by all the parties hereto.

6.7	Entire Agreement

This Agreement contains the entire understanding of the parties hereto with respect to its subject matter and all prior negotiations, discussions, agreements, commitments and understandings between them with respect thereto not expressly contained herein shall be null and void in their entirety, effective immediately with no further action required.

6.8	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

6.9	Governing Law

The Agreement shall be governed by and construed in accordance with the laws of the State of Israel. The parties hereto hereby submit to the jurisdiction of the competent courts in Tel Aviv, Israel in respect of any dispute arising in connection with this Agreement.

6.10	No Third-Party Beneficiaries

Nothing in this Agreement shall create or confer upon any person or entity, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities.

6.11	Publicity

The parties hereto undertake to coordinate with each other regarding issuing press releases and making public announcements of the transactions contemplated herein. Neither party shall issue a press release or public announcement without the prior consent of the other parties unless public disclosure is required by law in which event no prior consent shall be required provided however that the disclosing party shall provide the other parties with notice of the said announcement prior to its public disclosure.
[remainder of this page intentionally left blank]

[Signature Page of Share Purchase Agreement]
IN WITNESS WHEREOF, this Agreement has been duly executed and delivered on the date herein above set forth.
1.	ELRON ELECTRONIC INDUSTRIES LTD.

/s/ Arie Mientkavich /s/ Rinat Remler

2.	DISCOUNT INVESTMENT CORPORATION LTD.

/s/ Raanan Cohen /s/ Kurt Keren

3.	CLAL INDUSTRIES AND INVESTMENTS LTD.

/s/ Guy Rosen /s/ Boaz Simons

Schedule 1
Purchasers, Shares, Purchase Price

Purchaser	Number of Shares	Total Purchase Price (NIS)
Discount Investment Corporation Ltd.	2,588,438	128,386,525
Clal Investments and Industries Ltd.	2,023,247	100,353,051
Seller’s Bank Account

Bank:	Israel Discount Bank

Branch:	Main Branch Haifa, No. 070

Account No.:	167959

Swift Code:	IDBLILITHAI
or any other bank account in Israel, details of which shall be provided in writing by the Seller to each Purchaser at least five (5) Business Days prior to the Closing.
Purchasers’ Securities Accounts

Purchaser	Account Detail
Discount Investment Corporation Ltd.	TASE Member: Clal Finance Batucha Investment Managment Ltd. (TASE Member No. 2311)

Discount Investment Corporation Ltd.	Branch: Corporations and Institutional Investors Branch

Account No.: 102333

Clal Investments and Industries Ltd.	Bank:

Branch:

Account No.:
or any other securities account of any Purchaser with a Tel Aviv Stock Exchange member, details of which shall be provided in writing by such Purchaser to the Seller at least five (5) Business Days prior to the Closing.

Exhibit B

Kesselman Finance PricewaterhouseCoopers Ltd.
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O. Box 452 Tel Aviv 61003
Telephone +972-3-7954588
Facsimile +972-3-7954682
NetVision Ltd.
Summary of Valuation
August 2009
Kesselman Finance PricewaterhouseCoopers Ltd. is a member of PricewaterhouseCoopers International Limited, a Company limited by guarantee registered in England and Wales.

Overview
NetVision Ltd. (“NetVision” or the “Company”) was incorporated in Israel as a private company on January 31, 19941 and turned public on January 11, 2005 with its shares listed on the Tel Aviv Stock Exchange (TASE: NTSN). The primary shareholders are Discount Investments Corporation Ltd. (“DIC”), Clal Industries and Investments Ltd. (“CII”) and Elron Electronic Industries Ltd. (“Elron”).
Kesselman Finance PricewaterhouseCoopers Ltd. (“PwC Israel”) has been engaged by DIC, CII and Elron to perform a valuation (the “Valuation Analysis”) of the Fair Market Value of the equity of NetVision, as of June 30, 2009 (the “Analysis Date”) in connection with a potential transaction between these related parties, in which Elron will sell its holdings in NetVision to DIC and CII.
The purpose of the Valuation Analysis is to estimate a reasonable range for the Fair Market Value of the equity of NetVision. Fair Market Value is defined as the price at which an asset would change hands between a willing buyer and a willing seller, neither party being under any compulsion to buy or to sell, and both having a reasonable knowledge of relevant facts. The Valuation Analysis does not take into account considerations that may have an impact on valuations made for a specific investor or seller, or general factors (political and others) that may affect the value of the Company. For the purposes of the Valuation Analysis, we have assumed the existing businesses of NetVision and its affiliates to be ongoing.
In the course of our Valuation Analysis, we relied upon data and information that included NetVision’s audited financial statements for 2006-2008 fiscal years, NetVision’s unaudited financial statements for first half of 2009 fiscal year, operational data of the Company for 2007-2008 and January-June 2009, additional data as provided by the Company, discussions with the Company’s management (“Management”) and publicly available information related to the operations of the Company. Our conclusions are dependent on such data and information being complete and accurate in all material respects. We have not examined such data and information and, accordingly, do not express an opinion or any other form of assurance thereon. However, we conducted certain tests to examine the reasonableness of the data (except for cases where our professional judgment indicated that there is no need for such tests). Theses tests included an analysis of the financial statements and other financial information. In no event and despite any reasonableness tests we conducted, our work cannot be deemed validating the correctness, completeness and accuracy of the data, information, explanations and presentations that were provided to us.
While our work has involved an analysis of financial information and accounting records, our engagement does not include an audit in accordance with generally accepted auditing standards of the existing business records of NetVision. Accordingly, we assume no responsibility and make no representations with respect to the accuracy or completeness of any information provided by and on behalf of NetVision.
In no event shall we be liable to any loss, damage, cost or expense that may be incurred in any way as a result of fraud, misrepresentations, deception, misleading information, providing incorrect and incomplete information or holding back information by NetVision or anyone on its behalf, or any other reliance on such information.
Projections relating to future events are based on assumptions, which may not remain valid for the whole of the relevant period. Consequently this information cannot be relied upon to the same extent as that derived from audited accounts for completed accounting periods. We express no opinion as to how closely the actual results will correspond to those projected by the Company.
The valuation of companies and businesses is not a precise science and the conclusions derived in many cases will be subjective and dependent on the exercise of individual judgment. Therefore, there is no indisputable single value and, as such, we normally express our opinion on the value as falling within a likely range. While we consider our value/range of potential values to be both reasonable and defensible based on the information available to us, others may place a different value on the business.

[1]	Under the name Internet Management Ltd. On July 6, 1994, the Company’s name was changed to NetVision Ltd.

Finally, the results of our valuation do not constitute a solvency opinion, a fairness opinion or a due diligence study for the purpose of a transaction involving Company shares and should not be relied upon as such. Furthermore, the analysis we perform should not be taken to supplant any procedures that should have been undertaken in consideration of a transaction.
We would like to note that we do not have any personal interest in the securities of the said companies.
It is agreed that DIC, CII and Elron will be entitled to append our work deliverables to their statutory filings under the Israel Securities Law of 1968 or the regulations enacted thereunder, or any other statutory filings prescribe under securities law, and to include the results of our work in such reports.
In no event shall PwC Israel and/or anyone on its behalf be liable, whether a claim be in tort, contract or otherwise for any amount in excess of three times of the total professional fees paid to us under this engagement except to the extent finally determined to have resulted from our willful misconduct, fraudulent behavior or gross negligence relating to such services.
Further, without detracting from the aforesaid, if PwC Israel is required to compensate any third party in relation to rendering the services elaborated herein under, in legal proceedings or otherwise in any other binding procedure, DIC, CII and Elron undertake to indemnify it for any amount, as above, paid by it, upon an initial request by PwC Israel.
Further, and without limiting the generality of the foregoing, if we are required in a legal or other proceeding to compensate any third party in relation to rendering the services elaborated herein under, DIC, CII and Elron undertake to bear immediately upon our initial request any reasonable expense that we may incur or required to pay for legal representation, expert opinion, defense against legal action, negotiations, etc. in relation to any claim, requirement or other proceeding associated with the services provided under the engagement.

1 Company Overview
1.1 General
NetVision was incorporated in Israel as a private company on January 31, 1994, and became public on January 11, 2005. Its shares are listed on the Tel Aviv Stock Exchange (TASE: NTSN).
As of the Analysis Date, the shareholding structure of the Company is as follows:
On January 25, 2007, a merger transaction was completed between NetVision and Barak ITC (1995) — The International Telecommunications Services Corp. Ltd. (“Barak”) and GlobeCall Communications Ltd. (“GlobeCall”). After the transaction, NetVision is holding the entire issued share capital of Barak (100%) and GlobeCall (100% either directly or indirectly).
On March 11, 2008, the Company purchased the operations of Veidan Conferencing Solutions LP (“Veidan”), which is a provider of conferencing solutions.
As part of a reorganization process by the Company commencing July 2008, Barak and GlobeCall were renamed as 013 NetVision (“013 NetVision”) and 013 NetVision Managed Communication Services (“013 NetVision MCS”), respectively. Additionally, NetVision transferred to 013 NetVision its Internet connectivity and telecommunications operations as well as its holdings in 013 NetVision MCS and Tevel Telecom Ltd. (“Tevel Telecom”). On June 1, 2009, the Company’s merger was completed2 and 013 NetVision MCS was merged into 013 NetVision such that subsequent to the merger, 013 NetVision is responsible for providing network end

[2]	The merger was completed when the entire holding of Tevel Telecom in 013 NetVision MCS was purchased.

point services and national landline telecommunications carrier services, in addition to providing Internet services and international telecom services.
1.2 Lines of Business
NetVision, through its subsidiaries, is active in three main lines of business: Internet connectivity, international telecom and managed communication services (“MCS”; all together “Core Business”). In addition, the Company is active in the Internet content and e-commerce markets through its holding in Nana10 Ltd. (“Nana10”) and in the Internet application market through its holding in NetWise Applications Ltd. (“NetWise”). It also provides solutions for corporate helpdesk centers and outsourcing placement.
The following chart presents NetVision’s distribution of revenues from the different lines of business in 2007 and 2008 (in thousand NIS):
1.2.1 The Internet Connectivity Business
The Company is engaged in providing Internet connectivity services under a special license granted by the Israel Ministry of Communications. Under the terms of this license (effective until January 31, 2012), the Company serves as an Internet Service Provider (“ISP”), which encompasses data-transfer and connectivity, along with other related services and products on the Internet.
Internet connectivity services is one of the Company’s main areas of business, which contributed 42.4%, 43.6%, and 46.2% of revenue in 2007, 2008, and the first half of 2009, respectively.
As of the Analysis Date, there are dozens of companies in Israel holding ISP licenses, but most of them do not have any significant market share. The main players in the

Israeli ISP market are the Company, 012 Smile Communications Ltd. (“012 Smile”) and Bezeq International Ltd. (“Bezeq International”). As of December 31, 2008 and June 30, 2009, NetVision had a 36% share in the broadband Internet connectivity market in Israel.
1.2.2 The International Telecom Business
The Company is engaged in the international telecom business under a license to provide international calls, which was granted by the Israel Ministry of Communications. Under this license (effective until May 2, 2025), the Company is obligated to provide international call services to all landline and cellular carriers in Israel.
International telecom is one of the Company’s main areas of business, which contributed 43%, 42.1%, and 39.8% of revenue in 2007, 2008, and the first half of 2009, respectively.
As of December 31, 2008 and June 30, 2009, the Company’s share in the international telecom market was 33% and 32.6%, respectively.
1.2.3 Managed Communications Services Business
The Company is active in the MCS business and provides communications solutions to a wide range of business and public-sector organizations, including switchboard installation and support services, network endpoint services, landline telecom services and teleconferencing.
The Company is operating in the network endpoint market under an network endpoint license from the Israel Ministry of Communications (effective until July 31, 2012) and the domestic landline market, also under a license from the Israel Ministry of Communications (effective until March 5, 2026).
MCS contributed 6.9%, 7.5%, and 7.3% of revenue in 2007, 2008, and the first half of 2009, respectively.
The Company is estimating that its share in the network endpoint market is about 8%, while its share in the landline telecom market is insignificant.

1.2.4 Other Business
As of the Analysis Date, the Company is active in other areas including content services and e-commerce, Internet applications, outsourcing, helpdesk and customer service for other companies. Through Nana10 portal, jointly held by NetVision (50%) and Israel’s Channel 10 (50%), the Company is active in the Internet content and e-commerce business. Through NetWise, which is 53.4% held by the Company, the Company is active in the Internet application business in the area of Internet content, e-commerce and finance. NetWise also provides its customers with over IP custom software solutions. The Company additionally provides solutions to organizations interested in setting up helpdesk and support services to their end customers (call centers) and provides outsourced employee placement services.

2 Summary of Business Environment
2.1 The Internet Connectivity Business
The Internet connectivity market in Israel is characterized by high penetration relative to global figures, both in households and business enterprises. As of June 30, 2009, the penetration rate in Israel was at 77% among households, compared to 73% in the previous year3.
The Internet connectivity market in Israel has three leading players that together have the lion share of the market, split quite equally among them. This situation is expected to drive these main players to shift their focus form increasing their market share in terms of numbers of customers, to more customer retention and increasing the Average Revenue per User (ARPU) derived from existing customers by increasing bandwidth and providing value-added services.
A number of trends can be observed in the Internet connectivity business in Israel and worldwide:
a. Bandwidth increase — Bandwidth is continuously increasing both in Israel and globally. In Israel, this increased consumption is, among other things, a result of upgrading connectivity bundles to higher bandwidth, and maximizing bandwidth potential in existing broadband bundles. Bandwidth in Israel is currently at 2-2.5 MB/s. However, Bezeq The Israel Telecommunication Corp Ltd. (“Bezeq”)4 has started to deploy a network of fiber optic cables that will allow bandwidth of up-to 50 MB/s, which will lead to even more capacity consumed by customers to satisfy the demand of diverse applications such as high definition (HD) video and TV broadcasting.
b. ARPU erosion — In the last few years there is a steady decrease in ARPU. Internet connectivity providers are working to avoid this erosion, including by offering packages of added-value services, encouraging customers to upgrade to higher bandwidths and gradual price hikes.

[3]	Source: Semiannual TIM survey for June 2009. Conducted online by the polling company TNS Teleseker with 1,205 Internet users who represent a representative sample of the Jewish population in Israel over 13 years of age.

[4]	Bezeq is the leading telecommunications provider in Israel.

c. Cell phone providers entering the Internet connectivity market — Lately, some Israeli cell phone providers started to provide Internet connectivity to private customers using cellular routers. This issue is yet to be fully regulated, and currently, the cellular infrastructure is not a suitable alternative to the service provided by Bezeq or Hot Telecommunication Systems Ltd. (“Hot”)5, both are the only infrastructure providers in Israel.
In 2008, Partner Communications Ltd. (“Partner”) started to provide Internet connectivity under a license from the Israeli Ministry of Communications. As of the Analysis Date, Partner has no significant market share, yet, its positioning as a big player in the local communications market may enable it to offer its cell-phone users a whole bundle of integrated products and attain significant market share. However, the exceptionally large penetration rates in the connectivity business may be an entry barrier for Partner.
d. The Ministry of Communication policy and regulation — The Israeli Ministry of Communication has a considerable influence on the competition in the market, by issuing licenses as well as by imposed restrictions. The Israeli Ministry of Communication currently obligates structural separation, thus an infrastructure provider (ADSL, dial-up, cable) can not engage in access services. The limitation of this restriction may allow infrastructure providers such as Hot and Bezeq to provide combined telecom-Internet access attractive packages, and impact the market shares of the existing players.
2.2 The International Telecom Business
This market is highly competitive, price sensitive from the customer perspective, with many discount offerings by the different service providers. Barriers on switching between service providers in this market are very low, and any user in Israel can place an international call through any of the international telecom providers at any time, even if he is subscribed or affiliated to another provider. Also, call rates of service providers are public, as required by license, which intensifies competition in the market.

[5]	Internet connectivity in Israel is provided via telephone infrastructure of Bezeq or via cable infrastructure of Hot.

A number of trends are evident in the international telecom business in Israel and worldwide:
a. Number of outgoing call minutes — In recent years, international telecom providers in Israel experience more outgoing calls, while the price per call minute is continuously eroding. However, 2007 and 2008 was characterized by a flattening of the increase in outgoing minutes. In 2006, the extent of outgoing call minutes increased by 8% compared with 2005, in 2007 by 6.4% compared to 2006 and in 2008 the growth was only 1.6%. In the first quarter of 2009 the trend reversed, continuing in the second quarter of 2009, with a 5% decline in outgoing international call minutes as a result of the economic downturn in the global markets and using alternative technologies that allow international calls over the Internet (VoIP) 6.
b. Call minute rates — In recent years there has been a global trend of growth in the size of activity of foreign international telecom operators and a downwards trend in the call minute rate charged by these operators. This trend negatively affects international call rates in Israel. The decline in rates has lead to a change in approach among service users in Israel, who view this service as a commodity. Additionally, there is a growing tendency among many customers, encouraged by international telecom providers, to move to subscription programs, which make call rates even more affordable.
c. Using VoIP to make international calls — VoIP technology has developed over the last few years, enabling to readily perform audio (telephone) and video calls over the Internet, for example, using the Skype service. The major use of this technology is to place international and domestic calls. Currently, the use of this technology does not have a significant influence on the international calls through telecom providers, but as technological interfaces will be more user friendly, they might have a significant effect on the international call market.
d. Increased use of cell phones for placing international calls — The number of international calls placed using cellular phones has been on the rise in recent years.
e. Cell phone carriers entering the international telecom market — As of the Analysis Date, cell phone carriers are forbidden by Israeli regulations to enter the

[6]	VoIP – Voice over Internet Protocol

international telecom market, but the Israeli Ministry of Communication is considering, following the recommendations of the Gronau Committee to allow other players, including cell phone carriers or companies controlled by these carriers, to enter this market under certain conditions. The introduction of cell phone carriers into the market, and especially given the fierce competition in it, might alter the competition structure and reduce the need of cell phone carriers in forward & roaming services by the international telecom operators.
2.3 The MCS Market
The competition in the network endpoint market is concentrated around access to a wide range of communication services, including voice, data, Internet, data security and other services, together with providing a variety of communication equipment.
The main player in the network endpoint market in Israel is Bezeq International, with an estimated 50% market share.
Competition in the landline telecom market is virtually only beginning, currently the market is saturated and controlled by Bezeq. In recent years, a few steps were taken to open up the market to competition, among them granting operator licenses to a number of companies such as Hot, GlobeCall, 012 Telecom Ltd., Cellcom and Partner.
The market is characterized by many technological changes. Following are some of the trends in the market:
a. A move to IP technology — The most prominent trend in this business is the move from TDM technology (the traditional technology in this market) to IP, which has many advantages in terms of services provided and costs.
Following this transition, voice and data applications over IP is enabled, allowing MCS providers a relative advantage, providing their customers with the transition of both voice and data for lower costs and with a broader range of services that could not be provided using older technologies.
b. Development of wireless networks — The development of wireless networks in recent years as a mean for transferring voice and data made it a viable alternative to landline networks, enabling the increasing use of wireless infrastructure by companies without wired infrastructure.

c. VOB-based landline telecom services — Following a publication of the Israel Ministry of Communication, dated January 31, 2007, dealing with the policy of regulating and licensing of Voice over Broadband (VOB) in the landline telecom market, communication companies have started to provide their costumers landline telecom services using VOB.
d. Cell phone communications — A recent ongoing trend in the landline telecom market is the increasing preferment of cell phones over cable phones, reflected by more and more households and businesses, replacing cable phone with cell phone.

3 NetVision Financial Results For 2008
3.1 Consolidated Balance Sheets
The following table presents the Company’s audited balance sheets as of December 31, 2007 and December 31, 2008, and un-audited balance sheet as of June 30, 20097 (NIS in thousands):

			Un-
	Audited		audited
	31.12.07	31.12.08	30.6.09
Assets
Current assets
Cash and cash equivalents	95,515	230,866	227,886
Short term deposits	37,937	—	—
Trade receivables, net	245,170	290,077	262,837
Other receivables	51,671	42,007	50,273
Inventory of purchase products	8,616	6,543	5,749
Total current assets	438,909	569,493	546,745

Long-term receivables	2,293	4,306	6,199
Rights to use lines of communication	207,173	229,203	238,016
Fixed assets, net	166,311	180,443	178,543
Goodwill	540,126	540,373	530,348
Other intangible assets, net	129,013	70,337	63,812
Deferred taxes	30,068	32,714	35,614

Total assets	1,513,893	1,626,869	1,599,277

Liabilities
Current liabilities
Bank credit	32,713	85,819	29,560
Trade payable	254,560	216,820	191,341
Other payables	93,482	112,234	105,088
Current maturities of long-term liabilities	1,710	3,179	2,671
Current maturities convertible debentures	—	16,556	15,675
Total current liabilities	382,465	434,608	344,335

Long-term liabilities
Bank credit			75,856
Convertible debentures	72,018	30,344	15,578
Warrants (series 1)	11,573	—
Deferred income in respect of rights to use lines of communication	67,752	64,136	62,306
Long-term trade payable	7,711	5,964	6,401
Employee benefits	14,461	16,155	15,173

Total liabilities	555,980	551,207	519,649

Total equity	957,913	1,075,662	1,079,628

Total liabilities and equity	1,513,893	1,626,869	1,599,277

[7]	Balance sheets were prepared according to IFRS.

3.2 Financial Results for 2008
In the end of January 2007, the Company had completed the acquiring transaction of 013 NetVision and 013 NetVision MCS, thus the Company’s financial results for 2007 are excluded from the financial results of 013 NetVision and 013 NetVision MCS for January 2007. In order to enable the comparison between 2008 and 2007 financial results, the Company published in its financial statements the proforma results for 2007.
The following table presents the Company’s financial results for 2007 and 2008, and proforma results for 2007 (NIS in millions):

			Proforma
	2008	2007	for 2007

Revenue
Internet connectivity	537.9	485.9	496.3
International telecom	519.6	493.4	539.3
MCS	92.4	79.1	86.7
Other	84.7	88.6	88.7

Total revenue	1,234.6	1,147.1	1,210.9

Cost of revenue	981.8	1,024.7	1,085.8

Gross profit	252.8	122.4	125.1

Gross margin	20.5%	10.7%	10.3%
Selling & marketing expenses	52.1	45.7	47.8
General & administration expenses	75.2	57.1	60.7

Operating income before impairments	125.5	19.6	16.6

Operating margin before impairments	10.2%	1.7%	1.4%
Intangible assets impairment	14.1	26.5	26.5

Operating income	111.4	(6.9)	(9.9)

Revenue for 2008 totaled NIS 1,234.6 million compared to NIS 1,210.9 million in 2007’s proforma results, presenting a1.95% increase. Revenues for 2008 from Internet connectivity area totaled NIS 537.9 million compared to NIS 496.3 million in 2007’s proforma results, presenting an 8.4% increase that is mostly derives from the increase in number of customers and partly set off by the fall of currency rates. Revenue for 2008 from international telecom area totaled NIS 519.6 million compared to NIS 539.3 million in 2007’s proforma results, presenting a 3.7% decrease, mostly derives from the fall of currency rates that influent revenue from hubbing and entering minutes in NIS terms. Revenue for 2008 from MCS area totaled NIS 92.4 million compared to NIS 86.7 million in 2007’s proforma results, presenting a 6.6% increase, mostly derives from Veidan’s results that were included in the Company results since

March 1, 2008. Revenue for 2008 from other areas totaled NIS 84.7 million compared to NIS 88.7 million in 2007’s proforma results, presenting a 4.4% decrease, mostly derives from the decrease in the Company’s holding in Nana10 and its proportional consolidation since July 2007.
Operating income for 2008 totaled NIS 111.4 million compared to operating loss of NIS 9.9 million in 2007’s proforma results. 2007’s proforma low results are mainly attributed to one-time occurred expenses in the amount of NIS 34.2 million and re-organization expenses in the amount of NIS 33.5 million. Furthermore, 2007’s proforma results include intangible asset impairment in the amount of NIS 26.5 million compared to an impairment of NIS 14.1 million in 2008.
Excluding one-time occurred expenses and impairment charges (“Excluded Operating Income”), operating income for 2008 totaled NIS 125.5 million, comprising 10% of revenue, compared to NIS 84.3 million in 2007’s proforma results, comprising 7% of revenues. By lines of business, Excluded Operating Income for 2008 from Internet connectivity decreased by NIS 2.2 million compared to 2007’s proforma results, due to negative effect of low currency rate on revenue and the increase in communication expenses due to the increased volumes of communication capacity purchased by the Company. Excluded Operating Income for 2008 from international telecom increased by NIS 18.4 million compared to 2007’s proforma results, mostly due to negative effect of low currency rate on cost of revenue (most of the Company’s purchases of minutes from international telecom operators are carried out in US Dollar). Excluded Operating Loss for 2008 from MCS decreased compared to 2007’s proforma results, mostly due to the implementation of comprehensive restructuring program in 2008 that included reduction in human resources, reduction of communication and one-time occurred expenses, and Veidan purchase.

4 Valuation of NetVision
4.1 Valuation Methodology
4.1.1 General
In general, three valuation methodologies are available to determine the Fair Market Value of a business: the Income Approach, the Market Approach and the Cost Approach
For the purpose of this Valuation Analysis, we have employed the Income Approach.
4.1.2 Principles of Valuation
The Income Approach utilizes a procedure generally known as the discounted cash flow (“DCF”) method of valuation. Currently in wide use to quantitatively analyze capital stocks, acquisition candidates and capital projects, the DCF method measures value by reference to an enterprise’s expected future debt-free cash flows from business operations. This typically involves a projection of income and expenses and other sources and uses of cash, the assignment of a terminal (or residual) value at the end of the Projection Period that is reasonably consistent with the key assumptions and long-term growth potential of the business, and a determination of an appropriate discount rate that reflects the inherent risk factor in the projected cash flows.
The present value of aggregate annual free cash flows plus the terminal value represents the total capital or the net asset value of the operating entity, which equals the combined debt and equity capital or enterprise value of the subject enterprise.
To estimate the Fair Market Value of NetVision’s Core Business using the DCF method, the free nominal cash flows from Core Business were projected over the period July 2009 through December 2013 (the “Projection Period”) and discounted, as well as the terminal value of Core Business. Since it was assumed that the Company is a going concern and that it will continue its operations after the end of the Projection Period, the terminal value of Core Business was determined based on a long term growth rate of 2% per annum8. The cost of capital, used to discount the free cash flows was set to 13.5%. In order to estimate the Fair Market Value of the equity of NetVision, we added the value of Nana10 and NetWise, based on their carrying amounts, and also added the value of non-operating assets, less the value of financial liabilities, tax liability in respect of tax rates beyond the Projection Period9 and minority interest.

[8]	This long-term growth rate is based on weighted average long term growth rate of each of the Core Business areas of operations: Internet connectivity — 4%, international telecom — 0%, and MCS — 2.5%.

[9]	On July 23, 2009, the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010), 2009 (the “Economic Efficiency Law”), became effective, stipulating, among other things, an additional gradual decrease in tax rates in 2011 and thereafter. The liability for tax reduction subsequent to the forecasted years arises because the representative cash flow (the “Representative Year” — 2014) is based on an 18% tax rate, while this rate is expected to apply only in 2016.

4.2 Valuation Analysis using DCF
4.2.1 Financial Forecasts
The following table presents the financial results of the Company in its Core Business10 in 2007-2008 and the first half of 2009, and the projected profit and loss forecast for the Projection Period:

	(1)2007A	2008A	H1 2009A	H2 2009E	2009E	2010E	2011E	2012E	2013E

Revenue by line of business
Internet connectivity	500,468	541,683	283,911	277,039	560,950	584,023	607,306	628,442	643,970
Growth rate(2)		8.2%	7.6%		3.6%	4.1%	4.0%	3.5%	2.5%
International telecom	544,870	523,166	244,565	254,956	499,521	499,731	502,850	506,367	510,301
Growth rate(2)		-4.0%	-2.6%		-4.5%	0.0%	0.6%	0.7%	0.8%
MCS	89,188	99,234	49,973	51,259	101,233	123,407	141,463	151,013	160,207
Growth rate(2)		11.3%	2.7%		2.0%	21.9%	14.6%	6.8%	6.1%

Total revenue	1,134,526	1,164,083	578,449	583,254	1,161,704	1,207,161	1,251,619	1,285,822	1,314,477

Growth rate (2)		2.6%	2.6%		-0.2%	3.9%	3.7%	2.7%	2.2%

Cost of revenue(3)	908,063	872,189	434,383	444,120	878,503	907,232	937,020	958,461	975,758

Cost of revenue/revenue (%)	80.0%	74.9%	75.1%	76.1%	75.6%	75.2%	74.9%	74.5%	74.2%

Gross profit	226,463	291,895	144,066	139,134	283,201	299,930	314,599	327,361	338,719

Gross margin	20.0%	25.1%	24.9%	23.9%	24.4%	24.8%	25.1%	25.5%	25.8%
Total operating expenses	91,296	109,920	50,060	56,344	106,404	110,246	113,961	116,820	119,187

Operating income (3) by line of business
Internet connectivity	84,168	85,507	55,695	42,694	98,389	105,754	110,934	115,666	119,162

Operating margin	16.8%	15.8%	19.6%	15.4%	17.5%	18.1%	18.3%	18.4%	18.5%
International telecom	83,292	101,010	38,408	47,657	86,064	87,227	90,784	94,631	98,781

Operating margin	15.3%	19.3%	15.7%	18.7%	17.2%	17.5%	18.1%	18.7%	19.4%
MCS	-32,293	-4,542	-96	-7,561	-7,657	-3,297	-1,079	245	1,589

Operating margin	-36.2%	-4.6%	-0.2%	-14.7%	-7.6%	-2.7%	-0.8%	0.2%	1.0%

Total operating income(3)	135,167	181,975	94,006	82,791	176,797	189,683	200,639	210,542	219,532

Operating margin	11.9%	15.6%	16.3%	14.2%	15.2%	15.7%	16.0%	16.4%	16.7%
EBITDA	216,213	264,210	134,476	131,328	265,804	278,754	293,733	306,751	318,258
% EBITDA	19.1%	22.7%	23.2%	22.5%	22.9%	23.1%	23.5%	23.9%	24.2%

Income tax				21,526	30,263	32,321	33,657	34,533	35,009

Operating income after income tax				61,265	146,534	157,362	166,981	176,009	184,523

(1)	Proforma data for 12 months.

(2)	Growth rate was calculated in relation to the previous comparable period.

(3)	The cost of revenue, operating expenses and operating income are presented excluding the charges mentioned in 4.2.3 below.

[10]	The presented results of operations include inter-company sales and inter-company costs.

4.2.2 Revenue Forecast
The Company’s revenue forecast in the Core Business lines is based on the financial results of the Company in previous years, comparing Company’s budget for 2009 and actual results for the first half of 2009 and discussions with Management on business developments in these lines of business.
The Internet connectivity business — The growth rate of customers in this line of business flattened in 2008, but at same time, ARPU increased. Management estimates that as the new Next Generation Network (NGN) of Bezeq is deployed, allowing the Company to increase surfing speed to 15 MB/sec by the end of the 2009, the ARPU will be higher, and then gradually stabilize. Management also believes that the increase in surfing speed is expected to increase the number of Internet applications available to users, leading to selling more paid related services to customers. Thus, it was estimated that the Company will generate Internet connectivity revenue growth in 2010 at 3.6% and 4.1% and 4% in 2010 and 2011, respectively. The assumption for 2012 and 2013 is a gradual decline in growth rates down to 2.5% in 2013.
International telecom business — Since late 2008, the number of outgoing call minutes in the international telecom market in Israel has been reduced. Additionally, there is a continued trend of shifting from drop-in customers to subscribers, who in average pay less per call minute. At the same time, there is a gradual increase in average revenue per call minute from subscribers.
Management is estimating that the trend of reduction in outgoing call minutes in Israel will continue in the coming few years. Further, the minute mix of Company customers is expected to change with a greater share of outgoing minutes from mobile devices, thus increasing somewhat the average revenue per call minute. As a result of the above trends, it is estimated that the international telecom revenue of the Company in 2009 will drop by 4.5%. Later, growth rate is expected to rise from 0.6% in 2011 up to 0.8% in 2013.
The MCS business — The Company’s MCS revenue was up in 2008 by 11.3% compared to 2007. This increase is primarily attributed to the teleconferencing business of Veidan, which was consolidated for the first time into the results of the Company in 2008. Furthermore, in 2008 the Company began a restructuring program that included repricing the services and products offered by the Company in the switchboard and network endpoint segments. Beginning in the first quarter of 2009, the Company started to provide to its home customers domestic broadband communications services over IP (VOB). Thus, the 2009 revenue of the Company for its MCS operations include network endpoint sales and servicing, domestic landline services to business customers over telephone or cable infrastructure, domestic landline services to private customers over broadband (VOB) (“Private VOB”) and Veidan services.
The Company estimates that 2009 is going to be characterized by internal integration and customer recruiting for the MCS business, but starting 2010, sales are expected to grow in all MCS segments. This growth is expected to be driven mainly by the private VOB services. An intensive marketing effort to recruit customers is scheduled for 2010-2012. In addition, Management estimates that the new Number Portability Law is expected to increase the number of business customers in the telecom segment and to allow offering a comprehensive bundle of products and services in the network endpoint operations, along with landline telecom services. In the network endpoint business, Management estimates a substantial increase in sales thanks to the sales of new supplier’s switchboards that are more advanced than those currently available. Therefore, it was assumed that the MCS revenue of the Company will grow by 2% in 2009, and will sharply grow in 2010 by 21.9%. Growth rate is then expected to gradually decline down to 6.1% in 2013.
4.2.3 Gross Profit and Operating Profit Forecast
The cost of revenues is composed of related payroll, communication, computing, rent and maintenance expenses, purchases, commissions and depreciation charges. Based on historical cost data, amortization charges on intangible assets and one-time charges were excluded from the forecast. It was estimated that gross margin, excluding these charges, will decrease in 2009 and will gradually trend up in 2010 to 2013.
Operating expenses are composed of marketing and selling expense and general and administrative expenses. It is assumed that the operating expenses will change in line with the change in revenues. Accordingly, it was estimated that the operating margin of the Company in its Core Business, excluding charges, will be down from 15.6% in 2008 to 15.2% in 2009, and then up to 16.7% by 2013.

4.2.4 Tax Expense Forecast
As of June 30, 2009, the Company incurred losses from the former GlobeCall operation. Therefore, the tax expenses of the Company were estimated net of these carry forward losses.
On July 23, 2009, the Israel Economic Efficiency Law became effective, stipulating, among other things, an annual decrease in tax rates in 2011 and thereafter, such that is will go from 25% in 2010 down to 20% in 2015 and 18% in 2016.
Accordingly, the effective tax rate for the forecasted years is at 17% in 2009-2011, 16% in 2012-2013 and 21% and 20% in 2014 and 2015, respectively. The tax rate in the Representative Year is 18%.
4.2.5 Forecasted Investment in PPE
Depreciation data, past investment, investment budget and depreciation charges on property, plant and equipment (PPE) for 2009 as provided by Management, were used to estimate the investment in PPE (including in communication lines) in the Projection Period. In addition, it was assumed that the investment in PPE will become equal to the depreciation charge in the Representative Year.
4.2.6 Changes in Working Capital
Changes in working capital were estimated based on analyzing historical data, as follows:
Days of sales outstanding (DSO): Were computed based on the average DSO of the Company in 2007-2009 and the first six months of 2009.
Days of payables outstanding: Were computed based on days of payables outstanding of the Company in 2007-2009 and the first six months of 2009, while taking into account an ongoing tendency of decline in this figure.
Inventory days: The Company has no significant inventory.
4.2.7 Discount Rate
When applying the Income Approach, the cash flows expected to be generated by a business are discounted to their present value equivalent using a rate of return that reflects the relative risk of the investment, as well as the time value of money. This return, known as the weighted average cost of capital (“WACC”) is calculated by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in an expected industry capital structure.
The general formula for calculating the WACC is:
WACC = Ke(e%) + Kd(d%)(1-Tc)
where:
WACC = Weighted average rate of return on invested capital;
Ke = Rate of return on common equity capital;
e% = Common equity capital as a percentage of sum of the debt, preferred and common equity capital (“Total Invested Capital”);
Kd = After-tax rate of return on debt capital;
d% = Debt capital as a percentage of Total Invested Capital; and
Tc = Company’s long term effective corporation tax rate.
The required return on equity, or the cost of equity capital was determined using the Capital Asset Pricing Model (“CAPM”). The cost of capital under CAPM is composed of risk free interest rate on long-term bonds issued by the Government of Israel, plus a capital market risk premium multiplied by the relative risk coefficient of the Company (beta), reflecting the sensitivity of investment in the Company to fluctuations in the overall capital market, based on the following formula:
Ke = Rf + β × (Rm - Rf) + SFP
Where:
Rf = risk-free rate of return - the nominal rate of return of long-term Israeli government bonds, or approximately 5.9%11.
β = relative risk coefficient. This coefficient reflects the relative risk involved in a given investment, and is based on the correlation between the return on investment and the return of the capital market in general.

[11]	Source: the Tel Aviv Stock Exchange website, NIS government bonds.

For the purpose of the Valuation Analysis, we derived the beta for the Company’s Core Business from a sample of listed companies that operate in the same business areas of the Company (the "Comparable Companies”)12.
Beta is a statistical measure of the volatility of the price of a specific investment relative to the movement of a general group. Generally, beta is considered to be indicative of the market’s perception of the relative risk of the specific investment.
Betas reported in public sources are levered, and thus incorporate the added risk to a stockholder due to the debt financing of a Company. To derive a beta applicable to NetVision’s Core Business based on the Comparable Companies, the capital structure of NetVision was assumed to be equal to the average portions of debt and equity of the Comparable Companies. The equity betas of the Comparable Companies were then unlevered to asset betas, based on the capital structure of each Comparable Company. The arithmetic average of the asset betas was then calculated to obtain a representative industry-wide asset beta. Finally, the calculated industry average asset beta was re-levered to obtain a representative industry-wide equity beta. This calculation resulted in a representative industry-wide equity beta of 1.2.
Rm - Rf = market risk premium — the cost of capital is estimated using the international investor method, i.e. from the viewpoint of an investor whose portfolio is diversified globally. The average risk premium in the market, as required by an international investor, is estimated at 5%13.
SFP = small-firm risk premium. Since small firms entail greater risk than large firms, investors expect a higher rate of return on their stocks. Hence, the CAPM rate of return was adjusted by a premium, which reflects the extra risk of an investment in a small company. This premium is derived from historical differences in returns between low-cap and large-cap companies, which average (for the Company’s cap category) at 5.8% annually14.

[12]	The Comparable Companies are: Internet Gold Golden Lines Ltd., Global Crossing Ltd., Alaska Communications Systems Group, Inc., Cbeyond, Inc., 012 Smile Communications Ltd., KCOM Group PLC., Jazztel PLC, United Internet AG, Tiscali SpA, Sify Technologies Limited, Internet Initiative Japan Inc., Alltele and NetVision.

[13]	Source: Damodaran Online Stern Business School

[14]	Source: Ibbotson Associates, Inc. [2008] Valuation Edition Yearbook.

In accordance with the above, the weighted average cost of capital was set to 13.5% as detailed in the following table:

Weighted Average Cost of Capital (WACC)

Risk-free rate	5.9%
Relevered equity beta	1.2
Market premium (Rm-Rf)	5.0%
Small-firm premium (SFP)	5.8%
Cost of equity capital (Re)	17.8%
Tax rate (%)	18%
Cost of debt	7.0%
Cost of debt, net of tax (%)	5.7%
Weighted Average Cost of Capital (WACC)	13.5%
4.2.8 Cash Flow Forecast
The following table presents the forecast of free cash flow of the Company from its Core Business throughout the Projection Period:

	H2 2009E	2010E	2011E	2012E	2013E	Representative Year

Operating income, net of amortization, and after income tax	61,265	157,362	166,981	176,009	184,523	183,617
Cash flow adjustments:
Investments in PPE	(50,971)	(117,574)	(121,023)	(125,073)	(118,472)	(101,741)
Depreciation and amortization	48,537	89,071	93,095	96,210	98,726	101,741
Changes in working capital	18,006	316	(3,990)	(4,299)	(1,889)	(579)

Free cash flow	76,837	129,175	135,063	142,847	162,889	183,038

Terminal value						1,623,464

Discounted cash flow	74,443	113,811	104,844	97,698	98,154	959,089

Value of Core Business						1,448,039

4.2.9 Non-Operational Assets and Financial Liabilities
Non-operational assets of the Company as of June 30, 2009 include cash and cash equivalents at the amount of NIS 227,886 thousand.
Financial liabilities of the Company as of June 30, 2009 include bank borrowings at NIS 105,416 thousand, long-term liabilities to suppliers at NIS 9,072 thousand and convertible debentures with a market value of NIS 38,873 thousand as of the Analysis Date15.
4.2.10 Fair Market Value
A summary of the Valuation Analysis as derived using the DCF method is presented in the following table (NIS in thousands):

Fair Market Value of NetVision

Core Business	1,448,039
Nana10 and NetWise	18,700
Non-operating assets	227,886
Financial liabilities	(153,361)
Future change in tax rates	(5,703)
Minority interest	(8,970)

Fair market value	1,526,591

On August 11, 2009, after issuing the financial statements for the second quarter of 2009, NetVision announced a dividend distribution of NIS 26 million, which will be paid on September 9, 2009. The Valuation Analysis does not take into account this dividend, therefore the Fair Market Value is before adjustments for this dividend.
Accordingly, we estimate that the Fair Market Value of NetVision as of the Analysis Date is in the range of NIS 1,450 million and NIS 1,600 million (±5% of the Fair Market Value as estimated using the DCF method).
The Fair Market Value of Elron’s holdings in NetVision16, as derived from the overall Fair Market Value of NetVision, is NIS 232,652 thousand. The following table presents the range of Fair Market Value of Elron’s holdings in NetVision as of the Analysis Date (±5% of the Fair Market Value as estimated using the DCF method):

Fair Market Value of Elron’s Holdings in NetVision

Upper end	244,285
Lower end	221,020

[15]	The Market Value of the convertible debentures was tested by us using a binomial model, which provided a similar result. The conversion ratio as of June 30, 2009 was 30.75 par value per one ordinary share of NetVision and the price of one NetVision share at that date was NIS 38.4.

[16]	The Fair Market Value of Elron’s holdings based on a 15.24% stake in the Company.

4.3 Sensitivity Analysis
The following table presents a sensitivity analysis of the Fair Market Value of NetVision relative to the discount rate and long-term growth rate assumed (NIS in thousand):
Long-term growth rate

WACC

10.5%	11.5%	12.5%	13.5%	14.5%	15.5%	16.5%	1,526,591

1,874,946	1,702,526	1,560,393	1,441,262	1,340,009	1,252,923	1,177,252	1.0%
1,952,699	1,764,145	1,610,183	1,482,147	1,374,042	1,281,584	1,201,635	1.5%

2,039,604	1,832,255	1,664,718	1,526,591	1,410,800	1,312,372	1,227,702	2.0%

2,137,378	1,907,937	1,724,711	1,575,078	1,450,625	1,345,530	1,255,633	2.5%
2,248,193	1,992,528	1,791,023	1,628,186	1,493,916	1,381,343	1,285,636	3.0%
4.4 Comparison to Market Capitalization
The following table presents the Fair Market Value of NetVision as derived from the share price on the TASE:

	Market capitalization		High share price	Low share price
	(NIS in thousands)	Share price (NIS)	(NIS)	(NIS)
June 30, 2009	1,160,437	38.4	—	—
Three-month average	1,013,686	34.0	38.4	30.3
Twelve-month average	964,274	30.7	38.4	20.6

The discrepancy between the fair market value of NetVision and it market capitalization may be a result of investors on the market that probably do not take into account the entire range of parameters and factors that influence the Company, and especially the synergy aspects between the core business of the Company and the business potential in the MCS operations, such as domestic telecom and teleconferencing, which were accounted for in the valuation.

The following chart presents the change in share price of NetVision in the year before the Analysis Date (July 1, 2008 to June 30, 2009):
Share yield (%)

Exhibit C
Fairness opinion regarding the purchase
price for Elron’s holdings in Netvision Ltd.

Submitted to Elron Electronic Industries Ltd. August 2009

Fairness Opinion — Netvision 19 August 2009
To:
Board of Directors
Elron Electronic Industries Ltd.
Re:	Fairness opinion regarding the purchase price for Elron’s holdings in Netvision Ltd.
1.	Deloitte Economic Consulting Services (1986) Ltd. (“Deloitte”) was requested by Elron Electronic Industries Ltd. (“Elron” or the “Client”) to provide a fairness opinion (the “Opinion”) regarding the purchase price (as defined below) for Elron’s approximate 15% holding in Netvision Ltd. (“Netvision” or the “Company”) with regard to a possible related parties transaction (the “Transaction”) among Discount Investment Corporation Ltd. (“Discount Investment”), Clal Industries and Investments Ltd. (“Clal Industries”) and the Client (together the “Parties”).

2.	Our fairness opinion is based on the valuation report as of August 18th, 2009 (the “Valuation”), that was conducted on the Company by Kesselman Corporate Finance PricewaterhouseCoopers Ltd. (the “Consultant”).

The purpose of the Valuation is to provide a reasonable range of the Company’s fair market value and the fair market value of Elron’s holding in the Company. As defined in the Valuation, fair market value is the price determined in a transaction between a willing buyer and a willing seller, based on long term economic considerations. The valuation does not address other considerations that may influence determination of value for a specific investor or a specific seller, or other general factors that may influence the company value (the “Definition of Value”).

Our opinion is regarding whether the purchase price in the Transaction is fair and reasonable, from a financial point of view, to Elron’s public shareholders.

For the purpose of our opinion, the term of value refers to the above Definition of Value.

Fairness Opinion — Netvision 19 August 2009
3.	In the course of forming our Opinion, we have implemented certain procedures, considered the pertinent and necessary data, and assessed various documents and information. As mentioned above, our opinion is based on the valuation. In addition, we were provided by the Consultant with calculation worksheets and with additional data used to prepare the Valuation. In order to receive additional information and clarifications, we held conversations with representatives of the Consultant and of the Company, as well as other individuals related to the Transaction. We also reviewed audited and un-audited financial statements of the company, the Company share price in the Tel Aviv Stock Exchange, as well as other public information and analyses published on the sector in which the Company operates.

4.	We have no reason to assume that the data on which we based our work is not accurate, complete and fair and we did not corroborate the information received. For the purposes of preparing this fairness opinion, we assumed that the data provided to us is accurate and/or complete and/or fair. Therefore, our fairness opinion does not verify or approve that the data is correct, complete or accurate but rather verifies its reasonableness.

5.	We should note that we do not have any personal interest in the Parties. We are independent with regard to the Parties as such term is defined in the Auditors Law — 1955 and the regulations implemented following this Law, and in accordance with the Israeli Security Exchange Authority (regarding independence) — section 9b of the Securities Act — 1968. We have not been part of any negotiations regarding the purpose of the Valuation and we do not have a personal interest in the Valuation except for receiving work fees in order to prepare this fairness opinion. In addition, it should be noted that no contingencies were determined in exchange for the work fees in connection to this opinion.

6.	In accordance with the engagement letter signed on August 2nd, 2009 (the “Engagement Letter”), that was signed by Deloitte and Elron, Elron has agreed to indemnify Deloitte, if Deloitte is sued by juridical means or by any other means by a third party in connection with carrying out the services Deloitte has provided, subject to the fact that Deloitte did not engage in gross negligence and/or malice and Elron will bear all reasonable expenses that Deloitte will pay and all fees that will be imposed upon Deloitte by the courts in connection with all suits, demands or other proceedings stemming from or related to, directly or indirectly, the services Deloitte provided in accordance with the engagement letter (the “Consulting

Fairness Opinion — Netvision 19 August 2009
Services”). Our liability towards Elron will be limited to the amounts paid to us by Elron with respect to the Consulting Services as was determined in the engagement letter, except in cases Deloitte was engaged in gross negligence and/or malice.

7.	As in any economic valuation, this opinion reasonably and fairly reflects a given situation at a certain point in time, based on known data and accounting for assumptions and forecasts that form the basis for this data. Changes in the main variables and/or additional information are likely to change the base assumptions and as a result are likely to change the conclusions presented below.

8.	This fairness opinion does not constitute a valuation of the assets and/or stock of the Company. Therefore, it is stressed that this opinion does not contain a recommendation to the shareholders of Elron with respect to the Transaction.

9.	This fairness opinion does not contain any opinion regarding the publicly traded share price of the Company and/or regarding the price at which the shares of Elron and/or companies related to Netvision will be traded, whether as of the date of our fairness opinion or afterwards.

10.	Based on the Valuation, the value of Netvision on a per share basis is between approximately NIS 53 and approximately NIS 47.9. Therefore, based on these per share values, the value of Elron’s holdings in Netvision is between approximately NIS 244.3 million and approximately NIS 221.0 million.

11.	It is our understanding, based on Elron’s press release dated August 16th, 2009, that the parties have agreed in principle that Discount Investment and Clal Industries will acquire Elron’s holdings in Netvision at a price per share of NIS 49.6 and for an aggregate consideration of NIS approximately 228.7 million, which is equal to the average value of the range under the Valuation less Elron’s share of the dividend recently announced by Netvision (the “Purchase Price”).

12.	In our opinion, based on the procedures we performed and to the best of our professional knowledge, the Purchase Price is fair and reasonable, from a financial point of view, to Elron’s public shareholders.

Fairness Opinion — Netvision 19 August 2009
13.	Our fairness opinion is intended solely for the board of directors of Elron as part of the procedures of the Transaction. This fairness opinion should not be used in whole or in part for any other purpose without our prior written permission. We agree that this opinion will be included or mentioned in the Transaction report or in Elron’s proxy statement and in any report that requires by law or by a certified authority that the opinion be attached in or mentioned.

Respectfully submitted,
/s/ Deloitte Economic Consulting Services (1986) Ltd.
Deloitte Economic Consulting Services (1986) Ltd.

0

ELRON ELECTRONIC INDUSTRIES LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 24, 2009

The undersigned hereby constitutes and appoints ARIE MIENTKAVICH and PAUL WEINBERG and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the "Company"), standing in the name of the undersigned at the close of business on August 25, 2009 at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Tower, 42nd Floor, Tel-Aviv, Israel, on September 24, 2009, at 10:30 am (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:

(Continued and to be signed on the reverse side)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELRON ELECTRONIC INDUSTRIES LTD.

September 24, 2009

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20930000002033300000 9 092409

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☐ FOR ALL EXCEPT (See instructions below)

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	YES	NO
PLEASE STATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION DESCRIBED IN ABOVE PROPOSAL.	☐	☐

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